FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Date: March 4, 2021

1. New Options Granted:

Date of Grant: February 28, 2021

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Haleli Barath	Director	Yes	90,000	$10.00	February 28, 2026	-
Brian Schinderle	Director	Yes	90,000	$10.00	February 28, 2026	-

Total Number of optioned shares proposed for acceptance: 180,000

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 1

2. Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Yuval Nachshon	5,500	$10.00	February 8, 2021	February 8, 2026
Shimrit Pitchon	2,500	$8.56	December 15, 2020	December 15, 2025
Yael Asael	5,000	$8.56	December 15, 2020	December 15, 2025
Dana Epstein	5,000	$8.56	December 15, 2020	December 15, 2025
Ishai Safian	3,750	$8.56	December 15, 2020	December 15, 2025
Olaf Rosenthal	12,500	$7.12	October 23, 2020	October 23, 2025
Christian Hauck	12,500	$7.12	October 23, 2020	October 23, 2025
Bar Abelis	3,750	$7.12	October 23, 2020	October 23, 2025
Stass Shliniik	10,000	$5.80	July 17, 2020	July 17, 2025
Shaked Shuster	3,750	$5.80	July 17, 2020	July 17, 2025
Yaron Berger	41,666	$4.00	June 9, 2020	June 9, 2025
Doron Reznik	125,000	$4.00	June 9, 2020	June 9, 2025
Tomer Oved	18,750	$4.00	June 9, 2020	June 9, 2025
Sivan Adler	3,750	$4.00	June 9, 2020	June 9, 2025
Yael Oz Carmon	22,500	$4.00	June 9, 2020	June 9, 2025
Anna Taranko	18,750	$4.00	June 9, 2020	June 9, 2025
Francesco Bisceglia	12,500	$4.00	June 9, 2020	June 9, 2025
Vivian Bercovici	90,000	$4.00	June 9, 2020	June 9, 2025
Refael Gabay	90,000	$4.00	June 9, 2020	June 9, 2025
Roy Kait	30,000	$4.00	June 9, 2020	June 9, 2025
Oren Shuster	62,500	$4.00	June 9, 2020	June 9, 2025
Rivka Stern	25,000	$4.00	June 9, 2020	June 9, 2025
Ben Brownstein	6,250	$4.00	June 9, 2020	June 9, 2025
Liat Mika Noy	1,250	$4.00	June 9, 2020	June 9, 2025
Yael Harrosh	37,500	$4.00	June 9, 2020	June 9, 2025
Sharon Karuz	1,250	$4.00	June 9, 2020	June 9, 2025
Amir Dvora	6,250	$4.00	June 9, 2020	June 9, 2025
Shai Shemesh	37,500	$4.00	June 9, 2020	June 9, 2025
Ziva Kampinsky	1,250	$4.00	June 9, 2020	June 9, 2025
Roy Kait	125,000	$1.60	October 11, 2019	January 4, 2029
Oren Shuster	500,000	$1.60	October 11, 2019	January 4, 2029
Rivka Stern	39,975	$1.60	October 11, 2019	January 4, 2029

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 2

Ryan Walsh	90,000	$1.60	October 11, 2019	September 11, 2029
Ben Brownstein	75,000	$1.60	October 11, 2019	January 4, 2029
Liat Mika Noy	12,500	$1.60	October 11, 2019	September 11, 2029
Marc Lustig	675,000	$1.60	October 11, 2019	September 11, 2029
Yael Harrosh	50,000	$1.60	October 11, 2019	January 4, 2029
Sharon Karuz	2,500	$1.60	October 11, 2019	January 4, 2029
Amir Dvora	50,000	$1.60	October 11, 2019	February 3, 2029
Shai Shemesh	62,500	$1.60	October 11, 2019	April 7, 2029
Ziva Kampinsky	2,500	$1.60	October 11, 2019	May 13, 2029
Keren Reuveni	7,500	$1.60	October 11, 2019	August 11, 2029
Mell Willson	7,500	$1.60	October 11, 2019	August 11, 2029
Lior Holtzman	4,998	$1.60	October 11, 2019	August 11, 2029
Shai Filo	7,500	$1.60	October 11, 2019	August 11, 2029
Ben Gabai	7,500	$1.60	October 11, 2019	August 11, 2029
Yoav Shiloni	7,500	$1.60	October 11, 2019	August 11, 2029
Aviv Ben-Ami	7,500	$1.60	October 11, 2019	August 11, 2029
Liz On	2,500	$1.60	October 11, 2019	August 11, 2029
Omri Tzadok	2,500	$1.60	October 11, 2019	August 11, 2029
Or Hilel	2,500	$1.60	October 11, 2019	August 11, 2029
Korin Avrahami	2,500	$1.60	October 11, 2019	August 11, 2029
Rotem Tzadok	2,500	$1.60	October 11, 2019	August 11, 2029
Nitzan Shalem	2,500	$1.60	October 11, 2019	August 11, 2029
Shai Goldin	2,500	$1.60	October 11, 2019	August 11, 2029
Oded Natan	1,666	$1.60	October 11, 2019	August 11, 2029
Richard Balla	37,500	$1.60	October 11, 2019	July 30, 2029
Steven Mintz	250,000	$1.60	October 11, 2019	September 11, 2029
Tehila Cohen	2,500	$1.60	October 11, 2019	September 11, 2029
Balu Gopalakrishnan	4,000	$4.20	October 11, 2019	October 9, 2022
LodeRock Advisors Inc.	50,000	$4.20	October 11, 2019	October 11, 2029

(1) Set out number of optioned shares for each grant with different terms.

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 3

3. Additional Information

(a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. December 16, 2020

(b) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. 7.40%

(c) State the date of the news release announcing the grant of options. N/A

(d) State the total issued and outstanding share capital at the date of grant or amendment. 40,204,518 common shares

(e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 1,046,397

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 4

4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated March 4, 2021.

Oren Shuster

Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 5